September 10, 2012

To:           The Shareholders of General Growth Properties Inc. (“GGP” or the “Company”)
 c/o The Board of Directors

Recently, Pershing Square published letters to the board of directors of GGP seeking, among other things, a sale of the Company and making a number of comments related to Brookfield’s interest in GGP. As such, we thought it appropriate to clarify for our fellow shareholders our philosophy regarding our investment in GGP.

Sale of GGP:

We agree with the position unanimously taken by GGP’s board to have GGP continue to execute on its business plan.  GGP is the second largest owner of regional malls in the United States. It owns 134 major retail centers, 70 of those by industry standards are among the very best in the country. These are incredibly well located assets supported by a highly desirable customer base, which each day become more valuable.

GGP is currently performing extremely well and we believe GGP is positioned for superior growth over the next five years versus any comparable retail mall investment. This is largely due to the Company's new management team, but also the impact of its exceptional leasing progress, increasing occupancy and higher rents. In addition, the management team has identified a significant number of high return redevelopment opportunities which should further enhance value.

GGP started its recovery less than two years ago and the Company is only beginning to turn around. The strategy that GGP is now following holds the promise of enormous upside potential over the next three to five years. Any exchange of shares could dilute the impact of the embedded growth in GGP’s earnings and cash flows.

Our Approach to Investing:

It has been speculated by others that our approach is dictated by the receipt of annual fees we charge for managing third party assets under management. This is simply not correct. Our approach is based on our strategic view that we should focus (and make any sale decision) not just on an investment’s short-term internal rate of return, but also on maximizing the total returns we achieve from the investments we make, which may result in a longer term hold.

In essence, we subscribe to the Berkshire Hathaway view of investing:  if a business is a quality business that has an irreplaceable franchise, then one should continue to hold the investment, as compounding at significant rates of return on your capital over a long time can make shareholders very wealthy. GGP is clearly one of these great American franchises and will be able to continue generating returns for a long time as the U.S. generates greater wealth and the population grows around these unique assets.  The only caveat to this point of view is that it assumes that the Company does not squander its resources by undertaking value destroying investments. In this regard, we have tremendous confidence in and support the board of directors and management of GGP.

A sale of GGP at this stage of its recovery would be contrary to the compound return theory of investing and instead subscribe to the theory that generating short-term premiums on assets and moving to the next investment is better. And, while some investors have had tremendous success with this strategy, it simply is not ours. This is largely because once the short-term premium is received, then an investor must find an equivalent asset to invest in. We have found that comparable type franchises of similar scale are not that easy to find, and hence the premium received in the short term does not compensate for the disruption of compounding returns over the longer term.

This does not mean we should never sell.  What it does mean is that as the underlying company grows in value, the corresponding premium which shareholders receive when they do sell also grows and is available to be captured at the time shareholders decide to sell the company.  In the case of GGP, where the embedded growth is not yet reflected in the share price, the premium which could be realized at a future date will, in all likelihood, be far more significant than what would be achieved in a sale today.

The common shares of our company, Brookfield Asset Management, are illustrative. Over the past 20 years, our compound annual return for common shareholders has been 18%. For those who were fortunate enough to own shares over that 20 year period, their capital has multiplied by 27 times. This multiplier far outweighs any premium that could have been received on the sale of the company at any juncture along the way, in particular when taxes are taken into account. As an illustration of this, $100,000 invested in Brookfield shares 20 years ago would be worth approximately $2.7 million today. You can see the effect of long-term compounding which far outweighs any 30% premium (i.e. an extra payment of $30,000 on an $100,000 investment for example), which may have seemed large at the time, but seldom so in hindsight.  That same $30,000 or 30% premium would be approximately $800,000 today.

Governance Arrangements:

During GGP's restructuring, Brookfield agreed to become the cornerstone investor of GGP, which accorded Brookfield the right to own up to 45% of GGP. This and other terms were approved by the board of directors of GGP, Pershing Square, the US bankruptcy court, and other stakeholders. Furthermore, Brookfield was also granted the right to maintain our ownership should GGP raise capital by selling additional equity. Subject to securities laws, there are no restrictions on when, or how, Brookfield can increase its ownership to 45%. We have honored and will continue to honor this agreement and we believe increasing our interest in GGP as we have done in the past 18 months is a tangible demonstration of our confidence in the Company’s future success.

Lastly, and as a main tenet of the major investment we made to ensure GGP was successfully restructured, we have the right to vote all of our shares in any shareholder vote should one ever be presented to shareholders.

The Future:

In summary, we believe a sale of GGP at this point would substantially undervalue GGP’s future potential. With GGP’s exceptional high quality property portfolio, positive outlook for NOI growth and vast redevelopment opportunities, we believe that the best way to maximize value for all GGP shareholders is to provide the Company with the opportunity to realize its full potential without disruption, and should we be required to, we intend to vote our shares accordingly.

Yours truly,

/s/ J. Bruce Flatt

J. Bruce Flatt
Chief Executive Officer

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